NO ACT

DC

PE 1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023973

Received SEC

FEB 0 1 2008

Washington, DC 20549

February 1, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2008

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

Dear Mr. DeLaney:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to Lowe's by Jamie Moran. We also have received a letter on the proponent's behalf dated January 28, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan Baker Martin
Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Regarding Sale of Glue Traps**

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Trillium Asset Management Corporation on behalf of Jamie Moran (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"**RESOLVED:** As a matter of social and public policy, the shareholder encourages Lowe's to end its sale of these devices which are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife."

A copy of the complete Proposal is attached hereto as <u>Exhibit A</u>.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. As discussed below, the Commission's staff has consistently taken the position that a

Research Triangle, NC
Charleston, SC

company's determination as to whether to sell a particular product, whether considered controversial or not, is a matter of ordinary business operations. The Proposal is excludible because it requests that the Company end its sale of glue traps.

The Proposal is excludible because it deals with matters relating to the Company's ordinary business operations, namely sale of a particular product.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the Release, the Commission noted that the "policy underlying the ordinary business exclusion rests on two central considerations." *Id.* The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration stated in the Release "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking to dictate to the Company the types of products that it may sell in its stores, the Proposal implicates both of the above-described policy considerations of the "ordinary business" exclusion. Tasks that are fundamental to management's ability to run the Company, such as the sale of a particular product, fall into the category of ordinary course matters. The Company is the world's second-largest home improvement retailer, selling thousands of different products to a huge and heterogeneous customer base. An integral part of its business is selecting the types of products to be offered at its retail stores. Decisions concerning the selection of products to be sold in the Company's stores are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. Furthermore, the ability to make such business decisions is fundamental to management's ability to control the day-to-day operations of the Company. This function is delegated to the Company's management by the laws of the State of North Carolina, the Company's state of incorporation, and is not appropriately delegated to, or micro-managed by, the Company's shareholders. See Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors...").

The Commission's staff has consistently agreed with this assessment and taken the position that decisions regarding the sale of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). See, *e.g.*, *Marriott International, Inc.* (February 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties); *Johnson & Johnson* (February 7, 2003) (proposal regarding the sale and advertising of particular products); *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal prohibiting the sale of handguns and their accompanying ammunition); *Albertson's, Inc.* (March 18, 1999) (proposal prohibiting the sale and promotion of tobacco products); *General Electric Co.* (February 4, 1999) (proposal regarding the sale of long-term health insurance policies); *J.C. Penney Co.* (March 2, 1998) (proposal prohibiting the sale of cigarettes); *Walgreen Co.* (September 29, 1997) (proposal prohibiting the sale of cigarettes); *Alliant Techsystems* (May 7, 1996) (proposal prohibiting the sale of antipersonnel mines); *Wal-Mart Stores, Inc.*

(March 12, 1996) (proposal that would discontinue the sale of cigarettes); *K-Mart Corporation* (March 13, 1992) (proposal requesting that the company cease selling periodicals containing certain explicit photos); *Wal-Mart Store, Inc.* (April 10, 1991) (proposal regarding the sale of war toys); and *McDonald's Corporation* (March 9, 1990) (proposal to "introduce a vegetarian entrée whose means of production neither degrades the environment nor exploits other species").

Consistent with the above-cited precedents, the Commission's staff has also determined in several instances that proposals relating to the sale of a particular product that also raise the issue of the alleged cruel and inhumane treatment of animals are excludible under Rule 14a-8(i)(7) as dealing with matters of ordinary business operations. For example, in a letter to *American Express Company* (January 25, 1990), the Commission's staff expressed the view that a shareholder proposal requesting that the company discontinue all fur promotions, by ceasing to distribute catalogs selling fur, dealt with a matter of ordinary business operations (i.e., the promotion and sale of a particular product) and therefore could be omitted from the company's proxy materials pursuant to the predecessor to Rule 14a-8(i)(7). Like the Proposal, the *American Express* proposal also raised concerns over the alleged pain and suffering endured by animals caught in traps.

More recently, in a letter to *PetSmart, Inc.* (April 14, 2006), the Commission's staff concurred in the view that a proposal prohibiting the sale of large birds in its stores was excludable under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., sale of particular goods) despite the proponent's argument that the proposal raised significant social policy concerns. Specifically, the proponent described how the abuse and mistreatment of birds is rampant throughout the entire pet bird trade and constitutes a major animal welfare issue.

The Company believes that the well-established precedents set forth above supports its conclusion that the Proposal addresses ordinary business matters and therefore is excludible under Rule 14a-8(i)(7). The Company is aware that the Commission's staff has previously denied no-action requests for shareholder proposals seeking reports on the implementation of new procedures involving the alleged inhumane killing of animals. See *Denny's Corporation* (March 22, 2007); *Outback Steakhouse, Inc.* (March 6, 2006); *Hormel Foods Corp.* (November 10, 2005); and *Wendy's International, Inc.* (February 8, 2005) (all denying no-action requests regarding proposals seeking reports on the implementation of controlled-atmosphere killing ("CAK") by poultry suppliers) (collectively, the "CAK Proposals").

The Company believes that the CAK Proposals are clearly distinguishable from the Proposal. First, although both the Proposal and the CAK Proposals relate to the issue of the alleged inhumane killing of animals, the action requested in the CAK Proposals differs from that called for in the Proposal. As noted above, the resolutions in each of the CAK Proposals request that the board issue a report concerning the implementation of controlled-atmosphere killing by poultry suppliers. In contrast, the Proposal does not request a report, but rather calls for the banning of the sale of a particular product, i.e., glue traps. As evidenced by the above-cited precedents, the Commission's staff has consistently taken the position that decisions regarding the sale of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

Second, the issue of the alleged inhumane killing of animals arises under very different contexts in the CAK Proposals and the Proposal. In the Proposal, the Proponent is raising the issue of alleged inhumane killing of animals in the context of a safe, alternative form of animal control for rats, mice and other potentially dangerous rodents. In contrast, in the CAK Proposals, the issue relates to the killing of animals raised for human consumption and, as such, is intertwined with the additional significant social policy issues of food safety and quality. In addition, unlike the Proposal, the CAK Proposals also involve a number of other significant social policy and economic considerations, such as improving working conditions, reducing the potential for injury to workers, and eliminating the number of workers needed in slaughterhouses.

In addition, the Commission's staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues and time after time has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludible from the company's proxy materials pursuant to Rule 14a-8(i)(7). For example, compare *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludible) with *Sturm, Ruger & Co.* (March 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludible). As the Company is not a manufacturer of glue traps, but instead offers customers the opportunity to purchase such traps to control rats, mice and other potentially dangerous rodents as merely one of a multitude of products and services available through its retail stores, the Company believes the Proposal may be omitted from its proxy materials pursuant to Rule 14a-8(i)(7).

Deciding which products to sell in the Company's retail stores is fundamental to management's day-to-day functions. Because it deals with matters relating to the Company's ordinary business operations, the Proposal is excludible under Rule 14a-8(i)(7) notwithstanding its relation to the social policy issue of the cruel and inhumane treatment of animals.

Conclusion

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit A

Shareholder Resolution Regarding the Sale of Glue Traps
2008 - Lowe's Companies, Inc.

Resolution text:

This proposal is submitted by **Trillium Asset Management Corporation** on behalf of and with proxy authority for Lowe's shareholder Jamie Moran.

WHEREAS: Glue traps sold by Lowe's ensnare animals by trapping any who walk across them by using a strong adhesive material. Animals captured in these traps are physically glued to the base of the trap and essentially immobilized. Death usually occurs because of starvation or dehydration—but not before days of pain and suffering. Glue traps rip patches of skin and fur off the animals' bodies as they struggle to escape. As noted by one New York City Pest Control Manager, some trapped animals even chew off their own limbs in order to free themselves. *(N.R. Kleinfield, "City Seeks Ways to Cut Population of a Shrewd, Adaptable Opponent," The New York Times 12 July 2000).*

A regulatory impact statement released by the Australian government cited a study that concluded glue traps should be banned "because of the enormous distress that these traps cause, even if the trapped animals are found after just a few hours and then humanely dispatched". ***(State of Victoria, Department of Primary Industries, Draft Prevention of Cruelty-to-Animals (Prohibition of Glue Trapping) Regulations (2005)***
http://www.vcec.vic.gov.au/CA256EAF001C7B21/WebObj/PreventionofCrueltytoAnimals(ProhibitionofGlueTrapping)Regulations2005RIS/$File/Prevention%20of%20Cruelty%20to%20Animals%20(Prohibition%20of%20Glue%20Trapping)%20Regulations%202005%20RIS.pdf

Not only are glue traps cruel, they are also indiscriminate and catch non-target animals. Birds, squirrels, kittens, and other small animals may be crippled or killed by traps placed in public areas and private residences.

The sale of glue traps—and the abusive method by which they kill—has been the subject of public debate and controversy in recent years. As a result, many prominent retailers—including Walgreens, CVS, Rite Aid, and Safeway—have banned the sale of these cruel traps.

As a matter of social and public policy, Lowe's should follow suit and be a corporate leader in ending the sale of this cruel and inhumane form of animal control.

Lowe's has demonstrated leadership on corporate social responsibility issues. We ask the company to expand on that leadership.

RESOLVED: As a matter of social and public policy, the shareholder encourages Lowe's to end its sale of these devices which are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife.

TRILLIUM ASSET MANAGEMENT
Over 20 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

December 13, 2007

Gaither M. Keener, Jr.
Senior Vice President
General Counsel, Secretary,
Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

Via fax (336) 658-4766 and certified mail

Dear Mr. Keener:

TRILLIUM ASSET MANAGEMENT CORPORATION ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We manage over $1 billion for individual and institutional shareholders.

In support of this work we are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Trillium Asset Management Corporation is filing this proposal on behalf of our client, Jamie Moran, who has held over $2,000 worth of Lowe's Companies common stock for longer than one year prior to today, and who will continue to hold this position through the date of the 2008 stockholder meeting. Verification of the ownership position is being processed and will arrive separately. A representative of the filer will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We strongly believe the attached proposal is in the best interest of Lowe's and its shareholders and welcome the opportunity to discuss the issues raised by the proposal with you or other members of Lowe's Companies executive management team. I will be serving as primary contact on all matters pertaining to this resolution and can be reached at (617) 292-8026, x 252 or sbakermartin@trilliuminvest.com. Stephanie Downs at PETA stephanieD@peta.org will act as the subject expert and we ask that she be copied on any documentation related to this resolution. We look forward to your response.

Sincerely,

Susan Baker Martin
Social Research Analyst

cc: Jamie Moran
Stephanie Downs, PETA Corporate Affairs
Susan L. Hall, Esq. PETA
Robert A. Niblock, Chief Executive Officer

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

RECEIVED
2008 JAN 29 AM 10: 39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 28, 2008

BY REGULAR & ELECTRONIC MAIL (cfletters@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Trillium Asset Management on behalf of Lowe's Shareholder Jamie Moran for Inclusion in the 2008 Proxy Statement of Lowe's Companies, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 24, 2008 submitted to the SEC by Lowe's Companies, Inc. ("Lowe's" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Trillium Asset Management on behalf of Jamie Moran, based on Rule 14a-8(i)(7), asserting that that the proposal relates to ordinary business operations.

The resolution at issue reads as follows:

> RESOLVED: As a matter of social and public policy, the shareholder encourages Lowe's to end its sale of these devices [glue traps] because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife.

For the reasons that follow, the shareholder proponent respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7).

Lowe's argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (No action letter p. 2.)

The proponent has four responses to Lowe's arguments:

1. The proposal does not seek to compel the Company to do anything. Rather, it is crafted so that "the shareholder encourages" the Company to discontinue the sale of an indisputably cruel and inhumane device. The emphasis here is on the word "encourages." Shareholders should be given an opportunity to vote on this resolution so that the Board can ascertain the level of support for it. The Staff positions cited in Lowe's no action letter relate largely to proposals seeking to *require* the Board to halt the sale of tobacco products and firearms, not to *encourage* positive conduct.

2. The proposal involves broad and significant social and public policy considerations. Many large chains have acquiesced to public pressure and ceased selling glue traps because they are so cruel to the target animals, not to mention that they are indiscriminate in choice of victims. It is universally recognized that these devices trap, immobilize and kill kittens, gerbils, hamsters, guinea pigs, and other small "non-target" companion animals. They also ensnare and kill non-target wildlife such as birds. No less than four nationwide chains, namely Walgreens, CVS, Rite Aid, and Safeway, have banned the sale of these appalling contraptions for precisely these reasons.

3. The sale of glue traps supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public debate and controversy. As proof, the companies mentioned above would not have ceased selling glue traps were it not for the fact that they recognized their inherent cruelty and yielded to the public outcry to end such sales.

Further evidence that this issue is of significant public concern are the numerous news articles in major media publications about glue traps that regularly appear. Some examples include:

- A January 10, 2006 *Chicago Tribune* article titled "Be Kind to Your Mice", which lists "the top five reasons to be humane to any mouse in your house." Number five states: "Glue is for crafts, not creatures. Gruesome glue traps cause animals to slowly starve or suffocate to death. Many mice become so desperate that they chew off their own limbs trying to free themselves."
- A January 15, 2006 *Philadelphia Inquirer* article titled "Getting rid of rodents intruding in your home" stated: "But others consider [glue traps] barbaric because the trapped rodents struggle and die slowly. More and more people are using traps that capture mice alive, which is the method the Humane Society of the United States recommends."
- A March 2, 2006 Associated Press Financial Wire article titled "Investors still seeks a better mousetrap" stated: "There is little agreement on the best way to kill a mouse. Some people recoil at the thought of snap traps, which often work like tiny guillotines. *Others are horrified by glue traps, which kill their prey slowly by starvation or suffocation.*" [Emphasis added]
- A November 6, 2006 *Philadelphia Inquirer* article titled "House vs. mouse: The latest ideas in humanely showing our disease-ridden fall visitors the door" clearly noted that humane rodent control is a public issue: "Mice love us. We give them warmth. We give them food. We give them shelter. They have followed humans around the planet for so long that naturalists can't even agree on where they started. They can be found in every human settlement of any size and, in this country, in 21 million homes. *Now, people are starting to love them back. Sort of. We're trying to figure out how to get rid of them - even kill them - without hurting them.*" [Emphasis added]

4. The Company's continued sale of these products, and the inherent risk to corporate image and the likelihood of reputation damage, involve shareholders' economic interests. The trend is that more and more large and small scale businesses are ending the sale of these products because they *are* so cruel and inhumane. Lowe's determination to sell these products, despite the trend to the contrary, highlights the Company's disregard for the significant animal welfare issues involved.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Conclusion:

The Company's position that the resolution is excludable under Rules 14a-8(i)(7) is insupportable. The proposal embraces a significant social and public policy issue, and does not involve micro-managing the Company. For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if it fails to include the Proposal in its 2008 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (202) 641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Ernest S. DeLaney III (via fax: 704-331-1159)
Ms. Susan Baker Martin (via e-mail: sbakermartin@trilliuminvest.com)
Mr. Jamie Moran (via e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

The proposal encourages Lowe's to end the sale of glue traps.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(7), as relating to Lowes' ordinary business operations (i.e., the sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END